SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08003 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version shall prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A. hereby communicates to the Comisión Nacional del Mercado de Valores (the Spanish Securities and Exchange Commission) that pursuant to, and in compliance with article 36.1 of Royal Decree 1197/1991, dated July 16, 1991, related to tender offer regulations of securities and article 82 of Law 24/1988, dated July, 28, 1988 (as amended):

RELEVANT INFORMATION

The Board of Directors of Gas Natural SDG, S.A., in its meeting held today, has unanimously resolved:

“as provided under article 36.1 of Royal Decree 1197/1991, dated July 16, 1991, related to tender offer regulations of securities to withdraw its tender offer to acquire 100% of the share capital of Endesa, S.A., announced on September 5, 2005 and authorized by the Comisión Nacional del Mercado de Valores (the Spanish Securities and Exchange Commission) on February 27, 2006.”

Barcelona, February 1, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: February 1, 2007	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer